Filed by Hub Cyber Security (Israel) Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mount Rainier Acquisition Corp.

Commission File No.: 001-40870

HUB Security Investor Presentation

Disclaimer Page 2 This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Proposed Business Combination”) between HUB Cyber Security (Israel) Ltd. (the “Company” or “Hub”) and Mount Rainier Acquisition Corp. (“SPAC”) and for no other purpose. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence. Without the express prior written consent of the Company, this Presentation and any information contained herein may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Company and the Proposed Busines s C ombination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written com mun ications between the parties hereto relating to the subject matter hereof. This Presentation does not constitute (i) a solicitation of a proxy, vote, consent or authorization in any jurisdiction in respect of the Proposed Business Combination, (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction of the Company, SPAC, or any of their respective affiliates, (iii) a consent or authorization of any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jur isd iction or (iv) a recommendation or advice regarding any securities in any jurisdiction. You should not construe the contents of this Presentation, or any prior or subsequent communications from or with the Company, SPAC or their respective affiliates or representatives, as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (i) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person unde r c ircumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (ii) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b - 5 thereunder. None of the Company or SPAC or their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or age nts makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information co ntained in this Presentation. To the fullest extent permitted by law, in no circumstances will the Company, SPAC or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or age nts be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. The information contained herein does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of the Company or the Proposed Business Combination. Recipients of this Presentation should each make their own evaluation of the Company and the Proposed Business Combination and of the relevance and adequacy of the information and sh ould make such other investigations as they deem necessary. Forward - Looking Statements Certain statements included in this Presentation are not historical facts but are forward - looking statements for purposes of the safe harbor provisions under the Un ited States Private Securities Litigation Reform Act of 1995. Forward - looking statements generally relate to future events or the Company’s or SPAC’s future financial or operating performance. For example, projections of future EBITDA and EBITDA Margin are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “would”, “seem”, “expect”, “inte nd”, “will”, “estimate”, “anticipate”, “believe”, “future”, “predict”, “potential,” “forecast” or “continue”, or the negatives of these terms or variations of them or similar terminolog y, but the absence of these words does not mean that a statement is not forward - looking. Such forward - looking statements are subject to risks, uncertainties, and other factors that could cause ac tual results to differ materially from those expressed or implied by such forward looking statements. These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and SPAC and its management, as the case may be, are inherently uncertain. These forward - looking statements are provided for illustrative purpose s only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company or SPAC. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Proposed Business Combination; (ii) the outcome of any legal proceedings that may be instituted against SPAC, the combined company or others following the announcement of the Proposed Business Combination and any definitive agreements wit h respect thereto; (iii) the inability to complete the Proposed Business Combination due to the failure to obtain approval of the stockholders of SPAC or the Company, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing, including del ays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regular reviews required to complete the Proposed Business Combination; (iv) changes to the proposed structure of the Proposed Business Combination th at may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (v) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; (vi) th e risk that the Proposed Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Proposed Business Combination; (vii) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination; (viii) the ability to recognize the anticipated benef its of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (ix) costs related to the Proposed Business Combination; (x) changes in applicable laws or regulations; (xi) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (xiii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in SPAC’s final prospectus relating to its initial public offering dated October 4, 2021. Forward - looking statements speak only as of the date they are made. Nothing in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved. You should not place undue reliance on forward - looking statements, which speak only as of the date they are made. Neither the Company nor SPAC undertakes any duty to update these forward - looking statements. Financial Information; Non - IFRS Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement to be filed by SPAC and the Company with the United States Securities and Exchange Commission (the “SEC”). This Presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”) including, but not limited to, EBITDA and EBITDA Margin ,. These non - IFRS measures, and other measures that are calculated using such non - IFRS measures, are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or future performance. Therefore, these measures should not be considered in isolation or as an alternative to operating income, net income, cash flows from operations or any other profitability, liquidity or performance measures derived in accordance with IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly - titled measures used by other companies. The Company believes these non - IFRS measures of financial results, including on a forward - looking basis, provide useful information to management and investors regarding certain financial and business trends re lating to the Company’s financial condition and results of operations. The Company uses these non - IFRS measures for trend analyses, for budgeting and planning purposes. The Company believes that the use of these non - IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in comparing the Company’s financial measures with other similar companies, many of which present similar non - IFRS financial measures to investors. These non - IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - IFRS financial measures. The management of the Company does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. This Presentation also includes certain projections of non - IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with so me of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward - looking non - IFRS financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results for the Company’s fi sca l years 2021 through 2026. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the proje cti ons for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections constitute forward - looking information and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. See “Forward - Looking Statements” above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will n ot differ materially from those presented in the prospective financial information. The inclusion of projections, estimates and targets in this Presentation should not be regarded as an indication that the Company, SPAC, or their respective representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events or as a representation by any person that the results reflected in such forecasts will be achieved. Industry and Market Data The information, data and statistics contained herein are derived from various internal (including data that the Company and SPAC have internally collected) and external third - party sources. While the Company and SPAC believe such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither the Company nor SPAC has independently verified the accuracy or completeness of the information provided by third party sources. No representation is made, by the Company’s or SPAC’s management, as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any information, data or statistics on past performance or modeling contained herein is not an indication as to future performance. The Company and SPAC assume no obligation to update the information in this presentation. Participants in the Solicitation The Company and SPAC and their respective directors and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies from SPAC’s stockholders in connection with the Proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in SPAC’s final prospectus relating to its initial public offering dated October 4, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site a t www.sec.gov, or by directing a request to: Mount Rainier Acquisition Corp., 256 W. 38th Street, 15th Floor, New York, NY 10018, Attention: Matthew Kearney. Additional information regarding the names and interests will be set forth in the proxy statement/prospectus for the Proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SPAC in connection with the Proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Business Combination will be set forth in the proxy statement/prospectus filed as part of the registration statement on Form F - 4 for the Proposed Business Combination, which is expected to be filed by the Company with the SEC. Additional Information for Investors and Stockholders In connection with the Proposed Business Combination, the Company intends to file with the SEC a registration statement on Form F - 4 containing a proxy statement/prospectus, and after the registration statement is declared effective by the SEC, SPAC will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its stockholders. This Presentation does not contain all the information that should be considered concerning the Proposed Busine ss Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination. This Presentation is not a substitute for any registration statement or for any other document that the Company or SPAC may file with the SEC in connection with the Proposed Business Combination. Investors and security holders are advised to read, when available, the pr eli minary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Business Combination, as these materials will contain important information about the Company, SPAC and the Proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Proposed Business Combination wil l be mailed to stockholders of SPAC as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copie s o f the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, on ce available, through the website maintained by the SEC a t www.sec.gov, or by directing a request to: Mount Rainier Acquisition Corp., 256 W. 38th Street, 15th Floor, New York, NY 10018, Attention: Matthew Kearney. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Trademarks The Company and SPAC own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third - parties , which are the property of their respective owners. The use or display of third - parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with the Company or SPAC, or an endorsement or sponsorship by or of the Company or SPAC. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate in any way that the Company or SPAC will not assert to the fullest extent under applicable law their respective rights or the rights of the applicable licensor(s) to these trademarks, service marks, trade names and copyrights.

Overview of Mount Rainier Acquisition Corp. Strong team with deep networking, sourcing, valuation, diligence and execution capabilities: x Significant technology expertise x Extensive investment and operational experience x Leading family office sponsor with Dominion Capital Matthew Kearney (Chairman & CEO) CEO of high growth technology supported businesses: LeadingResponse (ICV); Screenvision – a Carlton/Thomson Joint Venture, growing revenue by 300% Chairman of Talent Partners, a Carlyle Group portfolio company Holds or has held board positions on: Rock Holdings Inc (NYSE:RKT); and Telenor ASA (NORWAY:TEL) BOD and Audit chair of (de - spac) Priority Technology Holdings Young Cho (CFO) Experienced CFO and CIO of high growth technology businesses: Hedera Hashgraph; Celsius; and ABRA Previous Executive Director of Illiquid Credit Trading at UBS Previous Director of Special Situations at Citi Bank Christina Favilla (Director) Operations Executive at high growth Fintech company, Ocrolus COO of GE Capital North America from 2012 – 2017 Board Member of Priority Technology Holdings Director Nominee for Opportunity Financial (De - Spac of FG New America Acquisition Corp) Chair of the Nominating & Governance Committee of Citizens State Bank of Ouray Colorado Former President of Discover Bank Otto Risbakk (Director) CFO of Digi Telecommunications (as of August 1, 2021) CFO of Telenor Denmark, a subsidiary of a $30 Billion EV multinational telco Head of M&A at Telenor from 2012 – 2019, leading more than 70+ transactions Director of M&A and VP of International Business Development, Oil & Gas at Norsk Hyrdo Former CFO of Norsk Hydro Automotive, Rieter Automotive, and Schlumberger Jeffery Bistrong (Director) Partner and member of the investment committee of middle market private equity firm HKW – Technology Focused Managing Director of Harris Williams Investment Banking from 2002 – 2019 Founder of Harris Williams TMT group, leading over 100+ Technology Transactions Director of government software and services company Civix and healthcare software company Kumanu Past board member of HKSE - listed Mobile Telecom Ltd. and nonprofit Northeast Health Systems Page 3

Page 4 Transaction Overview (1) Assumes no redemptions by the public shareholders of Mount Rainier and excludes earn - out of 24MM Shares (2) Values shown assuming $10.00 per Mount Rainier share, does not include impact of out - of - the - money warrants (3) As of February 2, 2022 (4) PIPE shares issued at $10.00 per share following expected reverse share split prior to closing (5) Does not include $14MM of existing cash (6) Estimate of Hub and Mount Rainier’s aggregate investment banking, deferred underwriting, legal, SEC and stock exchange, printing and consulting fees and expenses. Transaction expenses include an estimated $28MM paid in cash and $4MM paid in equity (7) Hub’s debt balance as of January 2022 (Source: Management Accounts) (8) Inclusive of HUB’s cash balance as of January 2022 (Source: Management Accounts) (9) Pro Forma ownership excluding the earn - out of 24 MM shares and public and private warrants and assumes no redemptions by the public shareholders of Mount Rainier (10) Inclusive of current HUB vested and unvested options based on the treasury stock method (11) Represents amount paid to advisors in equity Sources (1) (2) HUB Equity $1 , 200 SPAC Cash in Trust (3) 176 PIPE Cash (4) 50 Founder Shares 43 Transaction Expenses (Paid in Equity) 4 Total Sources $1,473 Uses (1) (2) HUB Equity $1 , 200 Cash to Balance Sheet (5) 198 Transaction Expenses (6) 32 Founder Shares 43 Total Uses $1,473 Share Price ($ / sh.) $10 . 00 Pro Forma Shares Outstanding (1)(2) 147 . 5 Implied Equity Value $1,475 (+) Debt (7) 15 ( - ) Pro Forma Cash (1)(8) 213 Enterprise Value $1,277 Transaction Summary Pro Forma Valuation (US$ in millions, unless otherwise noted) Sources and Uses ▪ Implied Enterprise Value of ~$1.28 Bn, or 7.3x FY2023E Revenue of $174.5 MM, representing a significant discount to public comps ▪ $50MM common stock PIPE to fund acquisitions and growth capital with $198MM cash to balance sheet (1) ▪ Existing HUB shareholders to retain 100% of their equity ▪ Management and employee incentive earn - out of 24MM shares at $18.00 per share Pro Forma Ownership (9) 81.3% HUB Shareholders (10) 11.7% Mount Rainier Shareholders 3.4% Common PIPE 3.3% Mount Rainier Sponsor 0.3% Other (11)

HUB Senior Executive Team

Former Israeli Intelligence elite units' veterans (8200, 81, MOD, C4I-IDF)



Eyal Moshe
Founder & CEO

- Former executive at CA Technologies with decades of experience in government intelligence and defense
- Serial entrepreneur and Co-Founder of PlanetSoho and Chosen/Blin.gy



Andrey Laremenko
Founder & CTO

- 13+ years in the IDF elite 8200 intelligence unit
- Specializes in system and architecture design for complex cybersecurity requirements



Ido Helshtock
CPO

- 20+ years of experience in the IDF Intelligence unit
- Has led mission-critical research and development projects in the field of secure communication, electronic & cyber warfare



Dotan Moshe
Deputy CEO & COO

- Prior to HUB, Dotan served as COO at the ALD Group
- Dotan serves on the Board of Directors at SoHar, Inc.



Alon Saban
VP Corp Dev

- 23+ years of experience in national cyber security agencies
- Led over 70 engineers in diverse R&D cyber teams developing custom solutions and special cyber defense capabilities for the IDF



Ran Lifshitz
VP R&D

- 20+ years of experience in advanced cyber security technology development projects for the IDF National Cyber Security Agency Maztov
- Former Head of Software Engineering at D-Fend Solutions

Page 5

Our Mission The current approach to cybersecurity is ineffective and failing Our aim is to cause a paradigm shift in the market by using a unique hardware level approach to protect sensitive and commercial data at every stage of the computing lifecycle Page 6

HUB at a Glance

Highlights

- Hub Cyber Security Ltd. traded on TASE (ticker: HUB)
- Market leader in the confidential computing market with a proprietary hardware solution
- Unique cyber security solutions that protects sensitive commercial and government data by preventing hostile intrusion at the hardware level
- Leading customers:

LOCKHEED MARTIN, ABB, LLOYD'S, HSBC, GE, AXA, SIEMENS, ALSTOM, SAP, DB BAHN, ING

- Top team built from former elite Israeli intelligence units (8200, 81, MOD, C4I-IDF)
- Compelling financial profile with strong revenue growth and rapidly expanding gross margins and cash flow

HUB by the Numbers

$54B+
Confidential Computing TAM (2026)(1)

95%-100%
FY2022E – FY2026E Market CAGR(1)

$175M+
FY2023E Revenue(2)

58%
FY2022E – FY2026E Revenue CAGR(2)

$20M+
FY2023E EBITDA(2)

1,500+
Customers

550+
Employees

16
Patents

30+
Countries

2017
Founding Year

(1) Everest Group: "Confidential Computing – The Next Frontier in Data Security"
(2) Based on Company projections

Page 7

Confidential computing leverages a hardware - based trusted execution environment to protect data being processed. Protection in Transit What is Confidential Computing? Protection at Rest Protection in Use Securing data being stored by encrypting it before storing it or encrypting the device itself Securing data transmitted between networks using end - to - end encryption or by using encrypted connections Protecting data by encrypting it while it is being used in the RAM or processor for computation Holistic data security model Prevalent data security model Current security models adequately mitigate risks involved with storage and transmission of data but fail to address risks of exposing data while being processed Page 8 Emerging security models encourage the adoption of a comprehensive protection model that mitigates risks across the data lifecycle from transmission to storage and usage, which can be achieved through confidential computing

HUB's Unique Approach to Cyber Security

HUB provides a unique proprietary hardware and software solution that creates a protective envelope around each processing component to effectively stop intruders.

Benefits of HUB's Solution

- ✓ Single-unit security module with adjustable security settings
- ✓ Separates, isolates and protects data streams from different customers utilizing different security settings
- ✓ Allows legacy applications to run without change and accommodation for encryption and decryption
- ✓ Adaptable for both on-premise and cloud-based architectures and can be updated remotely

HUB's Solution Includes 4 Product Families

1	On-Premise and Cloud full-stack 48U Rack server units (for standalone end-to-end enterprise Confidential Computing solutions that replace legacy IT server systems in full)		**48U Powerhouse**
2	2U Enterprise server modules (for integration within existing/legacy enterprise IT architectures)		**1U, 2U & 4U**
3	PCI card modules (for integration with Edge Computing systems and Distributed AI computing hubs)		**PCI Card Module**
4	HUB Silicon (for providing Confidential Computing cyber protection for IoT devices such as home security cameras, connected mobility vehicles, etc.)		**HUB Silicon**

Page 9

Products Overview Securing Edge & 5G Quantum Secured Cloud Workspace Quantum Ransomware Cure Safety Assessme n t Suite Healthcare and AI Security D. STORM RAM Commander HUB Security, a global cyber security leader, offers a wide range of products, solutions and industry use cases, including innovative confidential computing appliances. Page 10

Services Overview Application Security Threat Modeling Incident Response Systems Safety & Reliability Management (RAMS) Governance Risk and Compliance Global team providing leading cyber security professional and managed services, including HUB integration & implementation of cybersecurity, safety and reliability systems for enterprises and governments. Page 11

Multiple Growth Vectors

Contracted and near-term growth opportunities can provide visibility into achieving forecasted growth

Land & Expand Strategy

- Leverage existing customers to cross-sell product and innovation solutions
- Long-term customers who trust HUB

1,500+ Customers

Expand into Growing IoT Market

- Commercialization of HUB technology into silicon
- Expected to be released in 2023

$15B Market by 2026[1]

Convert Service Offerings into Product Offerings

- Continue recent momentum in service to product conversion
- D. STORM is a clear example of this conversion

Current Portfolio of 5 Service Offerings

Opportunities for Inorganic Growth

- Continue to identify and acquire strategic M&A targets

3 M&A Targets Identified

(1) MarketsandMarkets Research: "5G Industrial IOT Market" (February 2021)

Page 12

Projected HUB Financial Highlights Total Revenue Innovation and Technology Revenue Gross Margin % EBITDA % Page 13 $1 15M $7 12M 58% CAGR (FY2022E – FY2026E) $3 8 M $6 08M 85% of Revenue by 2026 32% 63% ~31% Expansion by 2026 9% 25% ~16% Expansion by 2026 FY2022E FY2026E Ex pec t ed Impact

$430.0 $16. 6 31.2% Gross Margin Expansion $23. 7 $12. 5 Projected Revenue by Type and Gross Margin Total Revenue & Gross Margin Gross Margin Expansion (US$ in millions) Innovation & Tech Revenue & Gross Margin Innovation & Tech: 61.7% Gross Margin Professional Services: 16.3% Gross Margin Innovation & Tech: 70.7% Gross Margin Gross Profit: $36.2 Gross Margin: 31.5% Gross Profit: $446.6 Gross Margin: 62.7% 2022 E 2026E Professional Services: 16.1% Gross Margin $115 . 2 $174 . 5 $264 . 3 $444 . 8 $712 . 0 31 . 5% 42 . 8% 50 . 8% 57 . 2% 62 . 7% $91 . 8 Page 14 $175 . 3 $348 . 9 $608 . 5 61 . 7% 66 . 8% 68 . 4% 68 . 5% $38.4 20 2 2 E 20 2 3 E 20 2 4 E 20 2 5 E 20 2 6 E 20 2 2 E 20 2 3 E 20 2 4 E 20 2 5 E 20 2 6E 70 . 7%

Page 15 5.8% 8.9% 10.3% 11.3% 12.2% 10.6% 14.6% 16.2% 17.3% 17.4% 9.0% 11.0% 11.3% 12.1% 13.5% 20 2 2E 20 2 3E 20 2 4E 20 2 5E 20 2 6E R&D S & M G & A EBITDA Expansion Through Operating Leverage EBITDA & EBITDA Margin (1) Operating Expenses as % of Revenue (1) EBITDA and EBITDA Margin are non - IFRS measures. See “Disclaimer.” 25.4% 34.5% 37.7% 40.8% 43.1% (US$ in millions) $29.3 $60.3 $99.7 $181.4 $306.6 Total Operating Expenses $10 . 9 $20 . 6 $45 . 0 $95 . 6 $175 . 7 9 . 4% 11 . 8% 17 . 0% 21 . 5% 24 . 7% 20 2 2E 20 2 3E 20 2 4E 20 2 5E 20 2 6E

Valuation Overview Peer Group HUB Security’s capabilities position it as a powerful force in the high growth cybersecurity peer set Selected Peers High Growth Cybersecurity Comparables Rationale ▪ Operate in the similar industry with complementary end markets ▪ Valued on revenue multiples ▪ Best - in - class gross margins ▪ Focused on fast - growing, early - stage market ▪ New entrants creating disruption through innovation Metrics (Median) ’21E – ’22E Revenue Growth: 33.0% Source: CapIQ and FactSet (market data as of March 15, 2022) Page 16 ’22E – ’23E Revenue Growth: 26.8% 2022E Gross Margin: 74.9% 2023E Gross Margin: 76.0% 2022E EBITDA Margin: 9.9% 2023E EBITDA Margin: 12.1% EV / 2022E Revenue: 11.5x EV / 2023E Revenue: 9.0x

66 . 8% 70 . 7% 74 . 6% 76 . 0% 76 . 0% 77 . 3% 79 . 0% 74 . 9% 67 . 4% 72 . 8% 81 . 6% (FY2023E) Peer Median: 76.0% 87 . 2% Valuation Overview Total Revenue Growth Innovation & Tech Gross Margin Benchmarking Operational benchmarking – revenue growth and gross margin profiles (FY2022E – FY2023E) Peer Median: 26.8% ’23E ’26E 51 . 4% Source: CapIQ and FactSet (market data as of March 15, 2022) Page 17 60 . 1% 21 . 4% 20 . 3% 34 . 4% 33 . 7% 31 . 2% 33 . 8% 62 . 1% 22 . 4% 20 . 6% 22 . 1% ’23E ’26E

63 . 2% 45 . 1% 48 . 9% 54 . 3% 45 . 9% 46 . 8% 31 . 9% 40 . 5% 31 . 1% 24 . 4% 34 . 0% Valuation Overview EBITDA Margin (1) Rule of 40 Analysis (FY2023E) Peer Median: 42.8% 84.7% Benchmarking (Cont’d) Peer group profitability and Rule of 40 benchmarking (1) EBITDA Margin is a non - IFRS measures. See “Disclaimer.” 11 . 8% Source: CapIQ and FactSet (market data as of March 15, 2022) Page 18 24 . 7% 23 . 8% 19 . 9% 12 . 2% 15 . 5% ( 2 . 0 ) % (21.6)% 8 . 7% 3 . 8% 11 . 9% (FY2023E) Peer Median: 12.1% 28.6% ’23E ’26E ’23E ’26E

Valuation Overview EV / Revenue Benchmarking (Cont’d) Peer group valuation benchmarking (FY2023E) Peer Median: 9.0x 21.9 x 7.3 x 7.4 x 8.5 x 14.5 x 16.9 x 11.0 x 9.6 x 7.5 x 7.6 x 6.0 x Source: CapIQ and FactSet (market data as of March 15, 2022) Page 19

Page 20 7.4 x 14.5 x 16.9 x 9.6 x 7.6 x 7.5 x 6.0 x 8.5 x 21.9 x R² = 0.6025 0% 1 0% 2 0% 3 0% 4 0% 5 0% 6 0% 4.0 x 7.0 x 10.0 x 16.0 x 19.0 x 22.0 x 13.0 x 2023E Revenue Multiple 2023E Revenue Growth Valuation Overview High Growth Cybersecurity – Regression Analysis Source: CapIQ and FactSet (market data as of March 15, 2022) Note: SentinelOne excluded from regression analysis due to outlier revenue growth HUB 2023E Revenue Multiple: 7.3x HUB Implied 2023E Revenue Multiple: 38.5x

Page 21 Investment Highlights (1) Everest Group: “Confidential Computing – The Next Frontier in Data Security” Market leader in the confidential computing market with a proprietary hardware solution 1 Large and rapidly growing confidential computing market expected to reach $54 billion by 2026 at a CAGR of 95% - 100% (1) 2 Unique cyber security solution that protects sensitive commercial and government data by preventing hostile intrusion at the hardware level 3 Strong list of 1,500+ leading enterprise and government customers to continue to penetrate and build upon 4 Multiple organic and inorganic growth opportunities 5 Experienced cybersecurity team with former elite members of Israeli Intelligence veterans 6 Compelling financial profile with a 58% projected revenue CAGR between ‘22 and ‘26 and rapidly expanding gross margins and cash flow 7

(1) The estimated preliminary results for the year ended December 31, 2021 have not been audited or reviewed by the Company’s independent registered public accounting firm. The Company’s actual results may vary from the estimated preliminary results presented here due to the completion of its financial closing procedures and final adjustments. Accordingly, you should not place undue reliance on this preliminary data. (2) $38.4m estimates for FY2022E Innovation & Technology is based on existing pipeline of deals in various stages of consideration and progress with over 70 companies worldwide. (3) EBITDA is a non - IFRS measure. See “Disclaimer.” Note: Revenue projections do not include potential consolidated revenues from expected M&A activities. Page 22 Financial Projection Model USD (Millions) 2020 2021E (1) 2022E (2) 2023E 2024E 2025E 2026E Revenue Professional Services $ 67 . 0 $ 76.4 $ 76 . 8 $ 82 . 7 $ 89 . 0 $ 95 . 9 $ 103 . 4 I nnov ation & Tec. $ 1 . 6 $ 1.8 $ 38 . 4 $ 91 . 8 $ 175 . 3 $ 348 . 9 $ 608 . 5 Total Revenue $ 68 . 6 $ 78.3 $ 115 . 2 $ 174 . 5 $ 264 . 3 $ 444 . 8 $ 712 . 0 Professional Services COGS $ 57 . 7 $ 66.2 $ 64 . 3 $ 69 . 2 $ 74 . 6 $ 80 . 5 $ 86 . 8 I nnov ation & Tec. COGS $ 0 . 8 $ 0.8 $ 14 . 7 $ 30 . 5 $ 55 . 5 $ 109 . 9 $ 178 . 5 Cost of sales $ 58 . 5 $ 67.0 $ 79 . 0 $ 99 . 7 $ 130 . 1 $ 190 . 4 $ 265 . 3 Gross profit $ 10 . 1 $ 11.2 $ 36 . 2 $ 74 . 7 $ 134 . 2 $ 254 . 4 $ 446 . 6 Professional Services GM% 13 . 9% 13 . 4% 16 . 3% 16 . 2% 16 . 2% 16 . 1% 16 . 1% Innovation & Tec. GM% 51 . 7% 57 . 4% 61 . 7% 66 . 8% 68 . 4% 68 . 5% 70 . 7% Gross Margin % 14 . 8% 14 . 4% 31 . 5% 42 . 8% 50 . 8% 57 . 2% 62 . 7% Operating Expenses $ 12 . 6 $ 21.0 $ 29 . 3 $ 60 . 3 $ 99 . 7 $ 181 . 4 $ 306 . 6 Research & Development $ 1 . 9 $ 2.7 $ 6 . 6 $ 15 . 6 $ 27 . 2 $ 50 . 3 $ 86 . 9 Revenue % 2 . 8% 3 . 5% 5 . 8% 8 . 9% 10 . 3% 11 . 3% 12 . 2% Selling & marketing $ 3 . 1 $ 5.6 $ 12 . 3 $ 25 . 5 $ 42 . 7 $ 77 . 2 $ 123 . 7 Revenue % 4 . 6% 7 . 2% 10 . 6% 14 . 6% 16 . 2% 17 . 3% 17 . 4% General & administrativ e $ 7 . 5 $ 12.7 $ 10 . 4 $ 19 . 2 $ 29 . 9 $ 53 . 9 $ 96 . 1 Revenue % 10 . 9% 16 . 2% 9 . 0% 11 . 0% 11 . 3% 12 . 1% 13 . 5% Operating profit $ ( 2 . 4) $ (9.8) $ 7 . 0 $ 14 . 5 $ 34 . 5 $ 73 . 1 $ 140 . 0 Revenue % ( 3 . 6% ) (12.5%) 6 . 1% 8 . 3% 13 . 1% 16 . 4% 19 . 7% EBITDA (3) $ ( 1 . 4) $ (6.1) $ 10 . 9 $ 20 . 6 $ 45 . 0 $ 95 . 6 $ 175 . 7 EBITDA Margin % ( 2 . 1% ) ( 7 . 8% ) 9 . 4% 11 . 8% 17 . 0% 21 . 5% 24 . 7%

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